EXHIBIT 99.2

CANAGOLD RESOURCES LTD.

Fourth Quarter Report

Management Discussion and Analysis

(expressed in United States dollars)

Years ended December 31, 2021 and 2020

CANAGOLD RESOURCES LTD.

(the “Company”)

Fourth Quarter Report

Management’s Discussion and Analysis

For the Years ended December 31, 2021 and 2020

(expressed in United States dollars)

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, if any, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements, other than as may be specifically required by applicable securities laws and regulations.

1.0 Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canagold Resources Ltd. (the “Company”) should be read in conjunction with the accompanying audited consolidated statement of financial position as at December 31, 2021 and 2020 and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2021, 2020 and 2019, and a summary of significant accounting policies and other explanatory information, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), all of which are available at the SEDAR website at www.sedar.com.

All dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of March 28, 2022 unless otherwise indicated.

1.1 Background

The Company was incorporated under the laws of British Columbia, and is engaged in the acquisition, exploration, development and exploitation of precious metal properties.

As the Company is focused on its mineral exploration activities, there is no mineral production, sales or inventory in the conventional sense. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its property interests, confirmation of the Company’s interest in certain properties, and upon future profitable production or proceeds from the disposition thereof. Such exploration and development activities normally take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time. Many of the key factors are outside of the Company’s control. As the carrying value and amortization of mineral property interests and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s financial position and results of operations.

1.2 Overall Performance

The Company currently owns a direct interest in the precious metal properties, known as the New Polaris property (British Columbia), the Windfall Hills property (British Columbia), the Fondaway Canyon property (Nevada) and the Corral Canyon property (Nevada) as well as a portfolio of nine other smaller exploration properties in Nevada, one in Idaho and one in Montana.

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

1.2.1 New Polaris property (British Columbia, Canada)

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

On April 17, 2019, the Company filed on SEDAR its updated NI 43-101 report on The New Polaris Gold Project, British Columbia, Canada 2019 Preliminary Economic Assessment (the “Preliminary Economic Assessment”) by Moose Mountain Technical Services (“Moose Mountain”), using flotation/bio-oxidation and CIL leaching process.

The Preliminary Economic Assessment is based upon building and operating a 750 tonne per day gold mine using bio-oxidation followed by a leaching process to produce 80,000 ounces gold per year in doré bars at site. The updated parameters in the base case economic model includes a gold price of US$1,300 per oz, CAD$/US$ foreign exchange rate of 0.77, and cash costs of US$433 per oz and all in sustaining cost US$510 per oz. The Preliminary Economic Assessment for the New Polaris project results in an estimated after-tax net present value of CAD$280 million using a discount rate of 5%, an estimated after-tax internal rate of return of 38%, and an estimated after tax pay-back period of 2.7 years. The Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold mine project cannot yet be considered to have proven economic viability and there is no certainty that the results of the Preliminary Economic Assessment will be realized.

A detailed discussion of the Preliminary Economic Assessment is provided in the report itself, and select information can be found under “Extract of Selected Sections of the New Polaris Preliminary Economic Assessment Report” on pages 13-32 of the Annual Information Form dated March 28, 2022 and filed on SEDAR on March 29, 2022.

Readers are cautioned that the effective date of Preliminary Economic Assessment for New Polaris is February 28, 2019 (the “Effective Date”). Accordingly, the economic analysis contained in the Preliminary Economic Assessment is based on commodity prices, costs, sales, revenue, and other assumptions and projections that may significantly change from the Effective Date, including a gold price of US$1,300 per oz, CAD$/US$ foreign exchange rate of 0.77, and cash costs of US$433 per oz. Readers should not place undue reliance on the economic analysis contained in the Preliminary Economic Assessment because the Company cannot give any assurance that the assumptions underlying the report remain current.

The Qualified Person (“QP”) pursuant to NI 43-101 for the New Polaris Preliminary Economic Assessment is Marc Schulte, P. Eng.

In September 2020, the Company was granted a Multi Year Area Based Notice of Work Mineral and Coal Exploration Activities and Reclamation Permit by the BC Ministry of Energy, Mines and Petroleum Resources to conduct exploration work on the property. Site preparation and refurbishment was completed to facilitate environmental baseline study and infill drilling to advance to a feasibility study. In late 2020, the Company had initiated twelve months of continuous environmental baseline studies which are required for an Environmental Assessment Certificate application and which is a critical first step in advancing the project through the BC mine permitting process. The environmental baseline study continued in 2021 and into 2022.

In 2021, the Company completed its 47-hole, 24,000 meter (m) infill drilling program designed to upgrade the Inferred Resources of the CWM vein system to an Indicated Resource category for inclusion in a future feasibility study. The infill drill holes range in depth from 300 to 650 m and are designed to provide greater density of drill intercepts (20 – 25 m spacing) in areas of Inferred Resources between 150 and 600 m below surface. By early March 2022, assay results have been received for 32 holes. The drill program was extended an additional 6,000 m and 7 drill holes completed in 2022. The infill drill holes successfully intercepted good gold grades over mineable widths throughout the CWM vein system that support the current resource at depth as predicted by the geological model. Additionally, the infill drill program has defined new areas of significant gold mineralization such as the C-9 and C-10 veins that have potential to add resource to the deposit. The two drill rigs have been stored at camp during a pause in the program.

Canagold Resources Ltd.	Page 3

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

Highlights from the assay results are as follows:

•	19.5 grams per tonne (gpt) gold (Au) over 3.0 m from 427.3 m in hole 21-1615E1A
•	20.7 gpt Au over 3.8 m from 300.5 m in hole 21-1700E1A
•	21.1 gpt Au over 2.2 m from 327.3 m in hole 21-1700E2A
•	27.1 gpt Au over 2.9 m from 300.3 m in hole 21-1725E1
•	12.0 gpt Au over 3.0 m from 441.6 in hole 21-1737E1
•	13.5 gpt Au over 8.0 m from 299.0 m in hole 21-1750E1
•	24.2 gpt Au over 6.6 m from 323.0 m in hole 21-1783E1
•	15.8 gpt Au over 13.0 m from 378.0 m in hole 21-1783E2
•	14.3 gpt Au over 2.7 m from 430.0 m in hole 21-1783E3
•	30.8 gpt Au over 3.9m from 433.6 m in hole 21-1783E5
•	11.6 gpt Au over 5.1 m from 464.9 m in hole 21-1829E2
•	11.0 gpt Au over 8.9 m from 414.4 m in hole 21-1844E3 (C9)
•	14.5 gpt Au over 3.0 m from 438.7 m in hole 21-1844E3 (C10)
•	17.1 gpt Au over 8.4 m from 343.0 m in hole 21-1890E1 (C10)
•	25.7 gpt Au over 2.1 m from 481.7 m in hole 21-1890E2
•	8.10 gpt Au over 9.9 m from 353.6 m in hole 21-1905E2 (C9)
•	11.1 gpt Au over 17.8 m from 380.9 m in hole 21-1905E2 (C10)
•	17.6 gpt Au over 1.5 m from 379.1 m in hole 21-2025E1
•	13.9 gpt Au over 4.2 m from 333.1 m in hole 21-2025E1W1

During fiscal 2021, the Company incurred $8.3 million for its drilling program and environmental monitoring and camp site renovations to support exploration activities.

Further details of the 2021 drilling program are provided in the Company’s news releases:

•	News release dated July 6, 2021 and titled, “Canagold Announces Initial 2021 Drill Results From New Polaris Project Including 24.2 gpt Gold over 6.6 m and 15.8 gpt Gold Over 13.0 m”;
•	News release dated July 19, 2021 and titled, “Canagold Announces Additional Results From New Polaris Drill Program Including 14.3 gpt Au Over 2.7 m and 15.3 gpt Au Over 1.7 m”;
•	News release dated July 27, 2021 and titled, “Canagold Drills 30.8 gpt Gold Over 3.9 Meters at New Polaris Project”;
•	News release dated September 22, 2021 and titled, “Canagold Intersects 17.1 gpt Au Over 8.4 m in Hanging-Wall C10 Vein and 25.7 gpt Au Over 2.1 m in C West Main Vein at New Polaris, BC”; and
•	News release dated November 10, 2021 and titled, “Canagold Intersects 11.1 gpt Au over 17.8 m and 11 gpt over 8.9 m in 2 Separate Hanging-Wall Veins Adjacent to C West Main Vein at New Polaris Gold Project, BC”.
•	News release dated November 10, 2021 and titled, “Canagold Intersects 11.1 gpt Au over 17.8 m and 11 gpt over 8.9 m in 2 Separate Hanging-Wall Veins Adjacent to C West Main Vein at New Polaris Gold Project, BC”.
•	News release dated November 30, 2021 and titled, “Summary of High-Grade Drill Intercepts in the C-9 and C-10 Veins at the New Polaris Project in BC”.
•	News release dated January 26, 2022 and titled, “Canagold Announces High-Grade Drill Intercepts Containing Visible Gold from the C-West Main Zone at New Polaris Project, B”.
•	News release dated February 24, 2022 and titled, “Canagold Continues to Intersect High-Grade Gold Mineralization in C-West Main Vein at New Polaris Project, BC”.
•	News release dated March 2, 2022 and titled, “Canagold Drilling Intersects Deep Extension of C-West Main Vein, and Discovers New High-Grade Parallel C-Vein at New Polaris Project, BC”.
•	News release dated March 21, 2022 and titled, “Canagold Announces Additional High-Grade Gold Drill Intercepts from the C-10 and the C-West Main Veins at New Polaris Project, BC”.

Canagold Resources Ltd.	Page 4

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

1.2.2 American Innovative Minerals, LLC

1.2.2.a Purchase Agreement with American Innovative Minerals, LLC

In 2017, the Company closed a Membership Interest Purchase Agreement (the “Membership Agreement”) with American Innovative Minerals, LLC (“AIM”) and securityholders of AIM (“the AIM Securityholders”) to acquire either a direct or indirect 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah (USA) for a purchase price of $2 million in cash and honouring pre-existing NSRs.

AIM owns 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. These properties include the following.

1.2.2.b Fondaway Canyon and Dixie Comstock properties (Nevada, USA):

Fondaway Canyon is an advanced exploration stage gold property located in Churchill County, Nevada. The land package contains 136 unpatented lode claims. The property has a history of previous surface exploration and mining in the late 1980s and early 1990s. The Fondaway Canyon district consists of shear-zone style gold mineralization developed along 3.7 km of strike with a width of up to 900 m. Multiple exploration targets exist along major structural zones, and mineralization is locally concealed by alluvial cover.

Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims.

On May 1, 2017, the Company filed on SEDAR a Technical Report for the Fondaway Canyon Project prepared by Techbase International, Ltd (“Techbase”) of Reno, Nevada and effective April 3, 2017. The resource estimate was prepared by Michael Norred, SME Registered Member 2384950, President of Techbase, and Simon Henderson, MSc, MAusIMM CP 110883 (Geology), Consulting Geologist with Wairaka Rock Services Limited of Wellington, New Zealand, both Qualified Persons (“QP”), as such term is defined under NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The resource estimate in the technical report included an estimated 409,000 indicated ounces of gold and an estimated 660,000 inferred ounces of gold grading an estimated 6.18 g/t and 6.40 g/t, respectively.

Fondaway Canyon project is subject to both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an initial amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 was outstanding upon the closing of the Membership Agreement in 2017, and a balance of $250,000 remains payable as at December 31, 2021. The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims. The property contains a range-front epithermal gold deposit with a non-43-101 compliant resource of 146,000 ounces of gold at 1.063 grams per tonne Au.

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada, (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. The option includes minimum annual work commitments totalling $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property. Payment terms by Getchell are as follows:

(US$000s)	Cash		US$ equivalent in Getchell Shares

At signing of agreement	$100	(received in 2020)	$100	(received in 2020 with fair value of $104,600)
1st anniversary	100	(received in 2020)	200	(received in 2020 with fair value of $208,400)
2nd anniversary	100	(received in 2021)	300	(received in 2021 with fair value of $259,000)
3rd anniversary	100		400
4th anniversary	1,600		1,000
	$2,000		$2,000

Canagold Resources Ltd.	Page 5

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

Getchell drilled 10 holes totalling 3,874 metres in its 2021 drill program.

1.2.2.c Silver King (Nevada, USA)

Silver King property is located in Humboldt County, Nevada on 4 patented claims in the Iron Point mining district near Golconda Summit. Previous exploration focused on low grade gold values but the property has never been explored for silver.

On October 25, 2018, the Company entered into an option agreement with Brownstone Ventures (US) Inc., a subsidiary of Casino Gold Corp., (“Brownstone Ventures”) on the Company’s wholly owned Silver King patented claim group located in Humboldt County, Nevada. Under the terms of the ten-year agreement, the Company will receive annual payments of $12,000 plus an option exercise payment of $120,000. Upon exercise of the option, the Company will retain a 2% NSR royalty on the property of which Brownstone Ventures will have the right to buy back one-half (1%) of the royalty for $1 million. The Silver King property is a non-core asset in the Company’s Nevada property portfolio. The Company received $12,000 cash in 2021 (2020 - $12,000) which was recognized as mineral property option income.

1.2.2.d Lightning Tree (Idaho, USA)

Lightning Tree property is located in Lemhi County, Idaho, on 4 unpatented claims near the Musgrove gold deposit.

On September 10, 2020, the Company entered into an option agreement in the form of a definitive mineral property purchase agreement for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (“Ophir”), whereby Ophir shall acquire a 100% undivided interest in the property. In order to acquire the property, over a three year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three year period and issue 2.5 million common shares and 2.5 million warrants over a two year period, and shall incur aggregate exploration expenditures of at least $4 million over a three year period. If Ophir fails to incur the exploration expenditure, the property reverts back to the Company. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will not be conveyed to Ophir. In 2021, the Company received CAD$25,000 cash (2020 – CAD$12,500) and 1.25 million shares with a fair value of $159,600 (2020 - 1.25 million shares with a fair value of $130,500) and 1.25 million warrants with a fair value of $5,000 (2020 - 1.25 million warrants with a fair value of $41,900), all of which were recognized as mineral property option income.

1.2.3 Windfall Hills property (British Columbia, Canada)

The Windfall Hills gold project is located 65 km south of Burns Lake, readily accessible by gravel logging roads and a lake ferry crossing in the summer-time, or by charter aircraft year-round. The project consists of the Atna properties, comprised of 2 mineral claims totalling 959 hectares and the Dunn properties, comprised of 8 mineral claims totalling 2820 hectares.

In April 2013, the Company acquired 100% undivided interests in the two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

In the third quarter of 2020, the Company completed a Phase 2 diamond drill program. Six drill holes were completed for a total of 1,500 meters of core over an area of 30 hectares designed to follow up from gold-silver mineralization intersected in the 2014 Phase 1 drill holes. Further analysis of the structural and lithological controls on mineralization are needed to determine the next steps for the Windfall Hills property. The Company may seek a partner to advance the project.

Further details of the drilling program for the Windfall Hills project are provided in the Company’s news release dated October 21, 2020 and titled, “Canarc Announces Results of its Special General Meeting of Shareholders Approving Upsized Financing Totaling CAD$8.4 Million”.

Canagold Resources Ltd.	Page 6

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

1.2.4 Princeton property (British Columbia, Canada)

The Princeton gold property consists of 22 mineral claims over 14,650 hectares located 35 kilometers (km) south of Princeton, British Columbia, and is readily accessible by road. The property contains quartz veins with high grade gold (> 10 g/t) hosted in Triassic Nicola Group metasedimentary and metavolcanic rocks intruded by undated granitic dikes and stocks.

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual. In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara issued 9.9% of its outstanding common shares to the Company on closing of the assignment at a fair value of $228,500. After reducing the carrying value of the property to $Nil by recording a $228,000 recovery to the mineral property, the Company recorded mineral property option income of $500 for the year ended December 31, 2020. Subject to the exercise of the option by December 31, 2021, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9% which Damara did exercise by the issuance of 9.8 million Damara shares to the Company at a fair value of $588,800 which was recorded as mineral property option income for the year ended December 31, 2021.

1.2.5 Hard Cash and Nigel (Nunavut, Canada)

Hard Cash is located 400 km west of Arviat, Nunavut on the shores of Ennadai Lake. There is an all-weather gravel strip at Ennadai Lake Lodge, 25 km south-southwest of the property and local access is by float plane or helicopter. Nigel is located 15 km west of Hard Cash. Hard Cash is underlain by the Ennadai Greenstone Belt of the Churchill Province. Gold mineralization at Hard Cash and Nigel occurs in high grade quartz veins and lower grade shear zones hosted by basal mafic volcanics overlain by felsic volcanics metamorphosed to upper greenschist/lower amphibolite facies and intruded by granite.

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company had an option to earn 100% undivided interests in the Hard Cash and Nigel properties.

In the third quarter of 2020, the Company completed a Phase 1, 7-hole 1,000 meter reverse circulation (“RC”) drill program on the priority targets at the Swamp and Dryland showings. The results of the RC drilling confirmed a significant strike length to the previously identified gold mineralization of at least 1.5 km. However the grades and widths of mineralized intervals were not indicative of a significantly mineralized system. Based on this outcome, the Company has taken the decision not to proceed further with the option agreement with Silver Range for Hard Cash and Nigel properties, and accordingly wrote off its interests in 2020.

Further details of the drilling program for the Hard Cash project are provided in the Company’s news release dated November 17, 2020 and titled, “Canarc Reviews Exploration Results, Terminates Option Agreement on Hard Cash and Nigel Properties in Nunavut”.

1.2.6 Corral Canyon property (Nevada, USA)

Corral Canyon property lies 35 km west of the town of McDermitt in Humboldt County along the western flank of the McDermitt caldera complex, an area of volcanic rocks that hosts significant lithium and uranium mineralization in addition to gold. It contains volcanic-hosted, epithermal, disseminated and vein gold mineralization evidenced by previous drilling.

In 2018, the Company staked 92 mining claims covering 742 hectares in Nevada, USA.

In November 2019, a five hole, 1600 meter drilling program was completed. Further details of the drilling program for the Corral Canyon project are provided in the Company’s news release dated November 28, 2019 and titled, “Canarc Completes Phase 1 Drill Program at Corral Canyon, Nevada”.

The Company is seeking a partner to drill identified targets on the property.

Canagold Resources Ltd.	Page 7

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

1.2.7 Eskay Creek property (British Columbia, Canada)

In December 2017, the Company signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving the Company’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby the Company will retain its 33.33% carried interest. The Company and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena had the right to earn Barrick’s 66.67% interest in the property which right had been exercised in October 2020. The Company had written off the property in 2005.

Garry Biles, PEng, President and Chief Operating Officer of the Company, was the qualified person, as defined by National Instrument 43-101, and had approved the technical information from the drilling programs for the New Polaris, Windfall Hills and Hard Cash projects.

Other Matters

In July 2021, Mr. Knox Henderson was appointed Vice-President of Corporate Development for the Company. Mr. Andrew Bowering resigned from the Board of Directors in March 2022.

1.3 Selected Annual Information

	Years ended December 31,
(in $000s except per share amounts)	2021	2020	2019

Total revenues	$-	$-	$-

Net loss:
(i) Total	(1,832)	(1,708)	(1,043)
(ii) Basic per share	(0.03)	(0.03)	(0.02)
(iii) Fully diluted per share	(0.03)	(0.03)	(0.02)

Total assets	27,583	23,640	18,314
Total long-term liabilities	107	136	162
Dividends per share	-	-	-

1.4 Results of Operations

Year ended December 31, 2021 compared with December 31, 2020

The Company incurred a net loss of $1.8 million for fiscal 2021 which is nominally higher than the net loss of $1.7 million in fiscal 2020 (2019 - $1.0 million), with the former having higher operating expenses coupled with fair value losses from marketable securities in 2021 which were offset from mineral property option income in the same year. Net losses were impacted by different functional expense items.

The Company has no sources of operating revenues. Operating losses were incurred for ongoing activities of the Company in acquiring and exploring its mineral property interests, advancing the New Polaris property, and pursuing mineral projects of merit.

In 2020, corporate development activities of $63,000 involved mostly technical management review and associated expenses for possible new projects in the US and Canada and surface taxes for non material properties which have nil book value. In 2021, there were no corporate development activities as the primary focus was the drilling program and environmental baseline monitoring for the New Polaris project.

Remuneration for employees of $591,000 in 2021 was higher than prior years (2020 - $559,000 and 2019 - $462,000). A new technical senior officer was employed in June 2020. Director stipends were payable for only the latter half of 2020 which continued for subsequent periods. In April 2021, the Company approved nominal increases in remuneration to two senior officers which were retroactive to January 1, 2021. Remunerations to technical senior officers were allotted to active exploration programs for Hard Cash and Windfall Hills properties in 2020, and for New Polaris from the third quarter of 2020 to fiscal 2021.

Canagold Resources Ltd.	Page 8

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

Overall general and administrative expenses of $295,000 were higher in 2021 with certain specific differences as compared to $228,000 in 2020 and $175,000 in 2019. Costs for audit and tax filings for US subsidiaries have increased. Nominal legal services were rendered in 2021 which were for corporate maintenance and annual filings. Cloud server costs increased in 2021 as additional features were needed to support operations and exploration activities as well as additional costs for server migration which were necessitated to comply with jurisdictional licensing rights. Premiums for directors and officers liability insurance have escalated due to heightened claim payouts in the insurance industry, and also the additional liability insurance coverage as the Company progresses with the advancement of the New Polaris project. Regulatory expenses increased as the transfer agent manages its warrant indentures and from higher filing and annual listing fees. Office base rent increased effective August 2020 and for subsequent quarters thereafter, as the office lease will expire in July 2022.

Given the global pandemic of COVID 19, shareholder relations efforts were kept to a reduced level in early 2020. In the third quarter of 2020, shareholder relations increased significantly to raise the profile and market awareness of the Company to support the Company’s CAD$8.4 million financing and which continued into the fourth quarter, as commodity prices increased and the mobilization of drilling programs for two of its mineral properties and its proposed corporate restructuring in part to advance the Company’s New Polaris project. These expenses continued into 2021 resulting in total costs of $446,000 but were less than the $514,000 in 2020 given stagnancy in the markets. In July 2021, a VP Corporate Development was hired to assist with shareholder relations activities.

Share based payments was higher in 2021 at $974,000 than prior years (2020 - $170,000 and 2019 - $120,000) due to more stock options being granted and vesting in 2021. In 2021, 4.3 million stock options were granted whereas only 840,000 stock options and 750,000 stock options were granted in 2020 and 2019 respectively.

The change in the fair value of marketable securities is attributable to changes in the quoted market prices of the investments up to their date of disposal or through to year end if continued to be held. For fiscal 2021, the fair values of marketable securities fell by $384,000 from their fair value from 2020 or from the fair value determined on acquisition of the investment or receipt of the investment as part of mineral property option receipts as opposed to gains of $760,000 in 2020. In the first quarter of 2020, the COVID 19 pandemic caused adverse global economic impact with similar negative effects to capital markets, resulting in reductions in the fair values of the Company’s marketable securities. Precious metal prices surged in the remaining quarters in 2020 reaching new highs, causing the market prices of certain investments to significantly increase by the 2020 year end. This was also compounded by the substantial number of shares which the Company received for the various properties which were optioned or sold to other parties as the fair values of such shares were $1.3 million at 2020 year end. In the third quarter of 2020, the Company was active in disposing and realizing gains from its investments. During 2021 the Company disposed of $656,000 of its investments as compared to $296,000 in 2020.

Interest expense for 2021 was $33,000 as compared to $39,000 in 2020 (2019 - $44,000). Interest expense arises from the accretion of the deferred royalty liability and on the lease liability for right-of-use asset for its office facilities.

Foreign exchange (loss) gain arises from fluctuations of the US$ from its US subsidiaries which uses US$ whereas the Company’s functional currency is CAD$, and from non CAD$ based transactions. The weakened CAD$ relative to the US$ resulted in the foreign exchange loss in the first quarter of 2020 but reversed in the remaining quarters as the CAD$ strengthened. The CAD$ continued to show strength in 2021 and reaching new highs for the CAD$ relative to the US$.

The Company terminated the property option agreement for the Hard Cash and Nigel properties, and accordingly wrote off its interests for $1.1 million in 2020.

Mineral property option income of $762,000 in 2021 was higher than the $251,000 in 2020 (2019 - $5,000). The cash and fair values of the shares and warrants were received in the fourth quarter of 2020 for the Princeton, Silver King and Lightning Tree properties. In 2020, Damara issued 9.9% of its outstanding common shares to the Company on closing of the assignment at a fair value of $228,500 which reduced the carrying value of the property to $Nil by recording a $228,000 recovery to the mineral property and resulting in a nominal net amount of $500 being recorded as mineral property option income in 2020. In 2021 fourth quarter, cash, shares and warrants were received for the Princeton, Lightning Tree and Silver King properties; the Company received Damara shares with a fair value of $588,800.

The income tax recovery is the allocation of the premium in the flow through private placement on a pro rata basis of qualified exploration expenditures incurred during the period. Income tax recovery was recognized for the pro rata flow through exploration expenditures as the Company was conducted its drilling programs for Windfall Hills and Hard Cash properties, especially in the 2020 third quarter, and drilling program for New Polaris property in the 2021 fourth quarter.

Canagold Resources Ltd.	Page 9

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

As at December 31, 2021, the Company has mineral property interests which are comprised of the following:

	Canada		USA
	British Columbia		Nevada
	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon	Total

Acquisition Costs:

Balance, December 31, 2020	$3,927	$368	$1,641	$25	$5,961
Additions	13	-	-	-	13
Recoveries	-	-	(359)	-	(359)
Foreign currency translation adjustment	1	2	7		10
Balance, December 31, 2021	3,941	370	1,289	25	5,625

Deferred Exploration Expenditures:

Balance, December 31, 2020	6,683	1,046	1,573	557	9,859
Additions:
Exploration:
Assays and sampling	105	2	-	-	107
Community and social	3	-	-	-	3
Drilling	4,250	-	-	-	4,250
Engineering	34	-	-	-	34
Environmental	534	-	-	-	534
Field, camp, supplies	401	-	-	-	401
Fuel, gas, propane	296	-	-	-	296
General, administrative, sundry	14	-	3	-	17
Geology	570	-	-	-	570
Local labour	594	-	-	-	594
Machinery and equipment	136	-	-	-	136
Metallurgy	(7)	-	-	-	(7)
Rental and storage	83	-	20	1	104
Salaries	110	10	2	2	124
Surface taxes	10	-	-	17	27
Surveying	23	-	-	-	23
Transportation	1,062	-	-	-	1,062
Utilities	46	-	3	-	49
Recoveries	-	-	(61)	-	(61)
Foreign currency translation adjustment	21	4	7	2	34
Balance, December 31, 2021	14,968	1,062	1,547	579	18,156

Mineral property interests:
Balance, December 31, 2021	$18,909	$1,432	$2,836	$604	$23,781

In fiscal 2021, the Company expended $8.3 million in exploration expenditures for its New Polaris property primarily for the 24,000 metre, 47 hole drilling programs which mobilized in May 2021 and its continuous monthly environmental baseline studies and camp site renovations. Recoveries for the Fondaway Canyon property are attributable to the cash of $100,000 and shares with fair value of $259,000 received from Getchell pursuant to the option agreement and for reimbursements for out-of-pocket expenses of $61,000 paid by the Company.

Canagold Resources Ltd.	Page 10

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

1.5 Summary of Quarterly Results (Unaudited)

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, December 31, 2021. All dollar amounts are expressed in U.S. dollars unless otherwise indicated.

(in $000s except	2021				2020
per share amounts)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31

Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

Net (loss) income:
(i) Total	$(153)	$(520)	$(642)	$(517)	$95	$(1,457)	$(49)	$(297)
(ii) Basic per share	$-	$(0.01)	$(0.01)	$(0.01)	$-	$(0.03)	$-	$(0.01)
(iii) Fully diluted per share	$-	$(0.01)	$(0.01)	$(0.01)	$-	$(0.03)	$-	$(0.01)

Total assets	$27,583	$23,572	$24,234	$23,404	$23,640	$18,163	$17,208	$16,612
Total long-term liabilities	$107	$101	$133	$130	$136	$130	$164	$162
Dividends per share	$-	$-	$-	$-	$-	$-	$-	$-

The net loss of $153,000 in the 2021 fourth quarter was lower than the net losses of prior quarters in 2021 and was attributable to the cash and shares which were received for the Princeton and Silver King properties. The Damara shares had a fair value of $582,200. The cash and shares were recognized as mineral property option income in the quarter. Also the income tax recovery of $206,000 reduced net loss in the 2021 fourth quarter.

In the fourth quarter of 2020, mineral property option income of $182,000 was recognized. The mineral property option income was attributable to the option agreement for the Silver King property to Brownstone and Lightning Tree property to Ophir, and the assignment agreement for Princeton property to Damara, whereby cash and marketable securities and warrants were received in that quarter. Also the change in fair value of marketable securities of $518,000 contributed to the realization of a net income of $95,000 in 2020 fourth quarter.

The $1.1 million write off of the Hard Cash and Nigel properties in the third quarter of 2020 contributed to a higher net loss than other comparative quarters.

In the fourth quarter of 2021, the Company closed private placements totalling $4.1 million, and for the 2020 fourth quarter private placement totalling $6.4 million, both of which would commensurately increase total assets in those quarters.

In 2021, the Company expended $8.3 million on exploration expenditures for its New Polaris property primarily for the 24,000 metre, 47 hole drilling programs which mobilized in May 2021 and its continuous monthly environmental baseline studies and camp site renovations.

Canagold Resources Ltd.	Page 11

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

1.6 Liquidity

The Company has no operating revenues, has incurred a significant net loss of $1.8 million in 2021 and has a deficit of $51.1 million as at December 31, 2021. In addition, the Company has negative cash flows from operations. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

The Company is in the exploration stage and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production. The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future except as disclosed in this MD&A and in its regulatory filings. Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration and development programs and overall market conditions for smaller mineral exploration companies. In the past, the Company has endeavored to secure mineral property interests that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects. To that end, the Company has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, the Company has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company’s liquidity:

	December 31,
($000s)	2021	2020

Cash	$2,008	$6,117
Working capital	2,575	7,347

Ongoing operating expenses continue to reduce the Company’s cash resources and working capital, as the Company has no sources of operating revenues. In fiscal 2021, the Company expended $8.3 million in exploration expenditures for its New Polaris property primarily for the 24,000 metre, 47 hole drilling programs which mobilized in May 2021 and its continuous monthly environmental baseline studies and camp site renovations.

Canagold Resources Ltd.	Page 12

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

On October 28, 2021, the Company closed a brokered private placement with Red Cloud Securities Inc. (“Red Cloud”) for 10.6 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$5.3 million. Finders fees were comprised of CAD$253,555 in cash and 638,510 broker warrants with each broker warrant exercisable to acquire one non flow through common share at an exercise price of CAD$0.75 until October 28, 2023.

In December 2021 and January 2022, the Company closed a private placement in two tranches totalling 4.61 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$2.3 million. On December 30, 2021, the Company closed the first tranche for 560,000 flow through shares for gross proceeds of CAD$280,000. On January 18, 2022, the Company closed the second tranche for 4.05 million flow through shares for gross proceeds of CAD$2.03 million.

In 2021, stock options for 650,000 shares were exercised for proceeds of $204,100, and warrants for 301,624 common shares were exercised for proceeds of $72,000.

The Company received the following cash, shares and warrants from its mineral property interests in 2021:

-

In September 2021, CAD$25,000 in cash and 1.25 million shares with fair value of CAD$200,000 and 1.25 million warrants with fair value of CAD$6,250 were received from Ophir for the Lightning Tree property;

-	In October 2021, $12,000 cash was received from Brownstone Ventures for the Silver King property;

-	In December 2021, $100,000 cash and 537,550 shares with a fair value of CAD$322,530 were received from Getchell for the option on the Fondaway Canyon and Dixie Comstock properties; and

-	In December 2021, 9,841,371 shares with a fair value of CAD$738,100 were received from Damara for the Princeton property.

In 2021, the Company received proceeds of $204,000 from the exercise of stock options and $72,000 from exercise of warrants and proceeds of $656,000 were realized from the disposition of marketable securities.

In the past, the Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements. Under Item 1.7, further details of contractual obligations are provided as at December 31, 2021. The Company will continue to rely upon equity financing as its principal source of financing its projects.

Canagold Resources Ltd.	Page 13

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

1.7 Capital Resources

At December 31, 2021, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Cash Payments	Cash Payments	Annual Payments	Number of Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris:
Net profit interest reduction or buydown	$-	$-	$-	150,000

Fondaway Canyon:
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills:
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$1,000	$2,500	$35	150,000

(1)

Advance royalty payments of $250,000 remain payable as at December 31, 2021 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty; Item 1.2.2.a provides further details. Getchell paid an annual advance royalty of $35,000 in July 2021.

(2)	The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

(3)	In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara (Item 1.2.4).

Certain amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5.

Canagold Resources Ltd.	Page 14

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

The following schedule provides the contractual obligations related to the basic office lease for its Vancouver, BC office and the advance royalty payments for the Fondaway Canyon property as at December 31, 2021:

	Payments due by Period (CAD$000)					Payments due by Period (US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$28	$28	$-	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	250	35	105	105	5

Total	$28	$28	$-	$-	$-	$250	$35	$105	$105	$5

In July 2021, the advance royalty commitment of $35,000 was paid by Getchell. (Item 1.2.2.a)

The Company will continue to rely upon debt and equity financings as its principal sources of financing its projects and for working capital.

1.8 Off-Balance Sheet Arrangements

At the discretion of the Board, certain stock option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options that represent the share appreciation since granting the stock options.

1.9 Transactions with Related Parties

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Canagold Resources Ltd.	Page 15

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

Except as disclosed elsewhere in the MD&A, the Company had the following general and administrative costs with related parties during the years ended December 31, 2021, 2020 and 2019:

	Years ended December 31,			Net balance receivable (payable) as at December 31,
	2021	2020	2019	2021	2020

Key management compensation:
Executive salaries and remuneration (1)	$567	$562	$455	$126	$118
Severance	-	-	90	-	-
Directors fees	26	33	20	-	-
Share-based payments	929	148	101	-	-
	$1,522	$743	$666	$126	$118

Net office, sundry, rent and salary allocations recovered from (incurred to) company sharing a common director (2)	$8	$5	$4	$1	$1

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)	The company is Aztec Minerals Corp. which share one common director.

The above transactions are incurred in the normal course of business.

Canagold Resources Ltd.	Page 16

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

1.10 Proposed Transactions

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course of business and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

1.11 Critical Accounting Estimates and Judgements

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and receivables; valuation of certain marketable securities; accrued site remediation; amount of flow-through obligations; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in the financial statements.

For right of use assets and lease liability, the Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral property interests represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

At the end of each reporting period, the Company assesses each of its mineral properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

Canagold Resources Ltd.	Page 17

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

1.12 Changes in Accounting Policies including Initial Adoption

New Accounting Pronouncements

The Company did not early adopt any recent pronouncements as disclosed in Note 2(f), “New accounting standards and recent pronouncements”, of the audited consolidated financial statements for the year ended December 31, 2021.

1.13 Financial Instruments and Other Instruments

IFRS 9 Financial Instruments:

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost
Deferred royalty liability	Amortized cost
Lease liability	Amortized cost

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair value hierarchy categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values.  The fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data.  Level 3 valuations are based on inputs that are not based on observable market data.

Canagold Resources Ltd.	Page 18

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

The fair values of the Company’s receivables, accounts payable and accrued liabilities, and flow through premium liability approximate their carrying values due to the short terms to maturity.  Cash and certain marketable securities are measured at fair values using Level 1 inputs.  Certain other marketable securities are measured using Level 3 of the fair value hierarchy.  The fair value of deferred royalty and lease liabilities approximate their carrying values as they are at estimated market interest rates using Level 2 inputs.

(a) Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable, which may include amounts receivable from certain related parties, and records an expected credit loss based on its best estimate of potentially uncollectible amounts. Management believes that the credit risk with respect to these financial instruments is remote.

The financial instruments that potentially subject the Company to credit risk comprise investments, cash and cash equivalents and certain amounts receivable, the carrying value of which represents the Company’s maximum exposure to credit risk.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2021, the Company had a working capital (current assets less current liabilities) of $2.6 million (2020 – $7.3 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2022.

The following schedule provides the contractual obligations related to the deferred royalty payments for the Fondaway Canyon project and office lease obligations as at December 31, 2021:

	Payments due by Period (CAD$000)					Payments due by Period (US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$28	$28	$-	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments (1)	-	-	-	-	-	250	35	105	105	5

Total	$28	$28	$-	$-	$-	$250	$35	$105	$105	$5

(1)	The advance royalty of $35,000 was paid in July 2021 by Getchell. (Item 1.2.2.a).

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

Canagold Resources Ltd.	Page 19

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

(c) Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s consolidated statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
($000s)	(Held in Canadian Dollars)
	2021	2020

Cash	$1,701	$5,622
Marketable securities	1,300	1,323
Receivables	1	87
Accounts payable and accrued liabilities	(800)	(308)
Lease liability	(21)	(51)

Net financial assets (liabilities), December 31	$2,181	$6,673

Based upon the above net exposure as at December 31, 2021 and assuming all other variables remain constant, a 10% (2020 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $218,000 (2020 - $1.0 million) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Canagold Resources Ltd.	Page 20

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

(ii) Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and no interest bearing debt.

(iii) Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investments in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2021 and assuming all other variables remain constant, a net increase or decrease of 75% (2020 - 80%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $975,000 (2020 - $1.1 million).

1.14 Other MD&A Requirements

1.14.1 Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found in the Company’s annual information form; and

(c)	is also provided in the Company’s audited consolidated financial statements for the years ended December 31, 2021 and 2020.

1.14.2 Outstanding Share Data

The Company’s authorized share capital consists of unlimited number of common shares without par value.

Changes in the Company’s share capital for the year ended December 31, 2021 are as follows:

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2020	70,251,239	$73,595
Issued:
Private placement	11,201,849	4,126
Exercise of stock options	650,000	384
Exercise of share appreciation rights	104,884	56
Exercise of warrants	301,624	105
Share issuance expenses	-	(513)
Balance at December 31, 2021	82,509,596	$77,753

Canagold Resources Ltd.	Page 21

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

On October 28, 2021, the Company closed a brokered private placement with Red Cloud Securities Inc. (“Red Cloud”) for 10.6 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$5.3 million. Finders fees were comprised of CAD$253,555 in cash and 638,510 broker warrants with each broker warrant exercisable to acquire one non flow through common share at an exercise price of CAD$0.75 until October 28, 2023.

In December 2021 and January 2022, the Company closed a private placement in two tranches totalling 4.61 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$2.3 million. On December 30, 2021, the Company closed the first tranche for 560,000 flow through shares for gross proceeds of CAD$280,000. On January 18, 2022, the Company closed the second tranche for 4.05 million flow through shares for gross proceeds of CAD$2.03 million.

In 2021, stock options for 650,000 shares were exercised for proceeds of $204,100 and $179,700 was reallocated from reserve for share-based payments to share capital. Stock options for 210,000 common shares were cancelled for the exercise of share appreciation rights for 104,884 common shares at a fair value of CAD$0.68 per share. Also warrants for 301,624 common shares were exercised for proceeds of $72,000, and $33,100 was reallocated from reserve for share-based payments to share capital.

At March 28, 2022, there were 86,559,596 common shares issued and outstanding.

At December 31, 2021, the Company had outstanding stock options to purchase an aggregate 6,665,000 common shares as follows:

	2021
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of year	3,210,000	$0.42
Granted	4,315,000	$0.50
Exercised	(650,000)	$0.39
Cancellation for share appreciation rights	(210,000)	$0.40
Outstanding balance, end of year	6,665,000	$0.48

Exercise price range		$0.25 - $0.55

At March 28, 2022, stock options for 6,665,000 common shares remain outstanding of which 4,507,500 stock options are exercisable.

At December 31, 2021, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2020	Issued	Exercised	Expired	December 31, 2021

$0.30	July 23, 2021 (1)	301,624	-	(301,624)	-	-

$0.65	October 7, 2022 (2)	4,000,000	-	-	-	4,000,000

$0.65	November 12, 2022 (2)	6,500,000	-	-	-	6,500,000

$0.65	November 12, 2022 (2), (3)	385,200	-	-	-	385,200

$0.75	October 28, 2023 (4)	-	638,510	-	-	638,510

		11,186,824	638,510	(301,624)	-	11,523,710

(1)

As these warrants are agent’s warrants, a fair value of $33,110 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 89%, risk-free rate 1.44%, expected life 2 years, and expected dividend yield 0%.

(2)

If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the Toronto Stock Exchange, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

(3)

As these warrants are agent’s warrants, a fair value of $126,560 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 105%, risk-free rate 0.26%, expected life 2 years, and expected dividend yield 0%.

(4)

As these warrants are agent’s warrants, a fair value of $152,360 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 153%, risk-free rate 1%, expected life 2 years, and expected dividend yield 0%.

At March 28, 2022, there were outstanding warrants for 11,523,710 common shares.

Canagold Resources Ltd.	Page 22

CANAGOLD RESOURCES LTD. Management’s Discussion and Analysis For the Year ended December 31, 2021 (expressed in United States dollars)

1.15 Outlook

The Company expects to continue to depend upon equity financings to continue exploration work on and to advance its mineral property interests, and to meet its administrative overhead costs for the 2021 fiscal year. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.16 Risk Factors

Mineral exploration, development and operation involves a number of risks and uncertainties, many of which are beyond the Company’s control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in the Company’s Annual Information Form dated March 28, 2022 for the year ended December 31, 2021 and which was filed on SEDAR on March 29, 2022, and the Company’s other disclosure documents as filed in Canada on SEDAR at www.sedar.com.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At December 31, 2021, the Company had 82,509,596 common shares, and 6,665,000 outstanding share purchase options and 11,523,710 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At December 31, 2021, securities that could be dilutive represented approximately 22.0% of the Company’s issued shares. Certain of these dilutive securities were exercisable at prices below the December 31, 2021 closing market price of CAD$0.40 for the Company’s shares, which accordingly would result in dilution to existing shareholders.

1.17 Internal Controls over Financial Reporting

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICOFR”). Except as noted below, our ICOFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company recognizes that any controls and procedures, no matter how well conceived and operated, have inherent limitations. As a result, even those systems designed to be effective can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and deferred income tax. To remedy this weakness in its ICOFR, the Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as and when needed.

Management performed an assessment of the Company’s ICOFR as at December 31, 2021. Based upon the results of that assessment as at December 31, 2021, management concluded that its internal control over financial reporting is effective, subject to the material weaknesses outlined above.

Changes in Internal Controls over Financial Reporting

Except as disclosed above, there have been no changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our ICOFR.

Canagold Resources Ltd.	Page 23